===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            -------------------------

                                    FORM 11-K


                 [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 TXU THRIFT PLAN



                           Commission File No. 1-12833


                            -------------------------


                                    TXU Corp.



            ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
                                 (214) 812-4600

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


===============================================================================

                                TABLE OF CONTENTS



                                                                                                          PAGE
                                                                                                          -----
FINANCIAL STATEMENTS

    The following statements are furnished for the Plan:

         Statements of Net Assets Available for Benefits,
             December 31, 2003 and 2002..............................................................        1

         Statements of Changes in Net Assets Available for Benefits,
             Years Ended December 31, 2003 and 2002..................................................        2

         Notes to Financial Statements...............................................................        3

         Supplemental Schedules:

             Form 5500, Schedule H, Part IV, Line 4i
               Schedule of Assets (Held at End of Year),
                 December 31, 2003...................................................................       10

             Form 5500, Schedule H, Part IV, Line 4i
               Schedule of Assets (Acquired and Disposed of Within the Plan Year),
                 For the Year Ended December 31, 2003................................................       14

             Form 5500, Schedule H, Part IV, Line 4j
               Schedule of Reportable Transactions
                 For the Year Ended December 31, 2003................................................       15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..............................................       16

SIGNATURE............................................................................................       17


EXHIBITS

      The following exhibits are filed herewith:

         Exhibit 23(a) Consent of Independent Registered Public Accounting Firm


                                      (i)

                                 TXU THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                            December 31,
                                                                                     --------------------------
                                                                                      2003               2002
                                                                                     ------             ------
ASSETS
     Investments - at fair value..........................................        $  894,151,187    $  681,053,407
     Investment in participant loans receivable...........................            35,316,800        35,191,583
     Pending sales of securities..........................................             1,360,507           303,143
     Cash.................................................................               117,118           781,774
     Contributions receivable.............................................            10,045,217        10,101,226
     Dividends receivable.................................................             2,114,532         2,046,247
     Interest receivable..................................................               331,884           345,921
                                                                                  --------------    --------------
         Total assets.....................................................           943,437,245       729,823,301

LIABILITIES
     Note payable.........................................................           235,309,000       240,504,000
     Accrued interest payable.............................................             5,051,918         5,133,540
     Pending purchases of securities......................................             1,926,454         1,096,291
                                                                                  --------------    --------------
         Total liabilities................................................           242,287,372       246,733,831
                                                                                  --------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS.........................................        $  701,149,873    $  483,089,470
                                                                                  ==============    ==============



















See Notes to Financial Statements.

                                 TXU THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                                    Years Ended December 31,
                                                                                  ----------------------------
                                                                                     2003              2002
                                                                                    ------            ------
Additions (deductions):
    Net investment income:
        Dividends..........................................................      $   16,457,933    $  30,499,624
        Interest...........................................................           6,744,087        7,491,328
                                                                                 --------------    -------------
           Net investment income...........................................          23,202,020       37,990,952

    Net appreciation (depreciation) in fair value of investments...........         159,632,029     (438,586,046)

    Contributions:
        Participating employees' savings...................................          53,631,151       56,461,630
        Employer-corporations..............................................          50,166,290       39,724,962
                                                                                 --------------    -------------
           Total contributions.............................................         103,797,441       96,186,592
                                                                                 --------------    -------------

           Total additions (deductions)....................................         286,631,490     (304,408,502)


Distributions and expenses:
    Distributions to withdrawing participants..............................          45,007,782       55,298,058
    Interest expense and other fees........................................          23,563,305       23,495,020
                                                                                 --------------    -------------

           Total distributions and expenses................................          68,571,087       78,793,078
                                                                                 --------------    -------------

               Net additions (deductions)..................................         218,060,403     (383,201,580)

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year......................................................         483,089,470      866,291,050
                                                                                 --------------    -------------
    End of year............................................................      $  701,149,873    $ 483,089,470
                                                                                 ==============    =============















See Notes to Financial Statements.

                                 TXU THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF THE PLAN

       The following description is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

       General - The TXU Thrift Plan (Plan) is a defined contribution plan established in 1968 by TXU Corp. (the Company) and its participating subsidiaries (Employer-corporations). The TXU Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and is custodian of the assets of the Plan. Mellon Human Resources and Investor Solutions (formerly called Dreyfus Retirement Services), a subsidiary of the Trustee, serves as record-keeper for the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (see Note
3). The Plan was later amended to establish a pretax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended
(Code). Effective January 1, 2002, the Plan was amended to incorporate certain discretionary amendments to the Plan, including an increase in the Employer matching contribution, increased flexibility for participants in effecting Plan withdrawals and diversification, and the designation of all Plan assets invested in the Common Stock of the Company as an employee stock ownership plan in addition to the leveraged stock ownership component of the Plan; and to reflect the relevant provisions (not previously included in the Plan) of The General Agreement on Tariffs and Trade portion of The Uruguay Round Agreements Act, The Uniformed Services Employment and Reemployment Rights Act of 1994, The Small Business Job Protection Act of 1996, The Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and The Community Renewal Tax Relief Act of 2000; and to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       The Plan is intended to be a participant-directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations is entirely voluntary.

       As of January 1, 2003, the Plan included nine participant-directed investment options, or funds:

       o Common Stock of the Company - invests exclusively in Common Stock of TXU Corp.;
       o Interest Income Fund - invests in contracts with insurance companies and other financial institutions; o Bond Index Fund - purchases units in the Vanguard Total Bond Market Index Fund, Institutional shares, which focuses on intermediate-term bonds;
       o  Balanced Fund - purchased units in the Dreyfus Premier Balanced
          Fund, R Class, which consists primarily of investments in equity securities, fixed income securities and money market obligations;
       o Equity Income Fund - purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
       o Equity Index Fund - purchases units in the Vanguard Institutional Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
       o  Equity Growth Fund - purchases units in the American Express AXP
          New Dimensions Fund, Y Class, which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities;
       o Equity International Fund - purchases units in the American AAdvantage International Equity Fund, Institutional Class, which invests primarily in equity securities of foreign issuers; and
       o Equity Small Company Fund - purchased units in the MSIF Trust U.S. Small Cap Value Portfolio, which invests primarily in equity securities issued by companies with market capitalization within the range of securities in the Frank Russell 2000 Index.

       Effective July 1, 2003, the following changes were implemented with respect to the investment options available under the Plan:

          o  Seven new participant-directed investment options were introduced:

              o  Active Bond Fund - purchases units in the PIMCO Total Return
                 Fund
              o Mid Cap Value Equity Fund - purchases units in the Hotchkis & Wiley Mid Cap Value Fund, I Class
              o Mid and Small Cap Equity - purchases units in the Vanguard Extended Market Index Fund, Admiral Shares
              o Mid Cap Growth Equity Fund - purchases units in the Artisan Mid Cap Fund
              o Small Cap Growth Equity Fund - purchases units in the Vanguard Explorer Fund, Admiral Shares
              o International Equity Index Fund - purchases units in the Fidelity Spartan International Index Fund
              o International Growth Equity Fund - purchases units in the Fidelity International Growth and Income Fund

          o The Balanced Fund exchanged units in the Dreyfus Premier Balance Fund, R Class, for units in the Dodge and Cox Balanced Fund, which invests in the same type of securities.

          o The Equity Small Company Fund became the Small Cap Value Equity Fund and exchanged units in the MSIF Trust U.S. Small Cap Value Portfolio for units in the American AAdvantage Small Cap Value Fund, Institutional Class.

          o The manager of the Interest Income Fund, Certus Asset Advisors, adopted a new name, Standish Mellon Asset Management.

       Additionally, on or about December 15, 2003, any Newfield common stock holdings in participants' accounts was automatically liquidated and reinvested in the Interest Income Fund.

       Eligibility, Participation and Employee Savings - Effective January 1, 2002, all employees of a participating Employer-corporation are eligible to participate in the Plan upon employment except nonresident alien employees who receive no earned United States sourced income, leased employees, or any individuals who are treated by or characterized in the internal records of an Employer-corporation as independent contractors, loaned employees, staff augmentation personnel, scope of work contractors, or seconded employees, or those who perform services for an Employer-corporation under a special contract for services arrangement, regardless of any determination by the Internal Revenue Service (IRS), other governmental agency, or a court or other tribunal, that any such individual is, or was, a common law employee of an Employer-corporation for any other purpose or for any period of time.

       Under the Plan, except as limited by law, a participating employee may invest a specified percentage of salary or wages each payroll period, either through pre-tax salary deferral or after-tax payroll deduction. The first 6% of regular salary or wages that a participant saves is known as Basic Employee Savings. Savings above 6% are known as Supplemental Employee Savings. The total of Basic and Supplemental Employee Savings is known as Employee Savings. Effective January 1, 2002, participants electing the maximum Basic Employee Savings (6%) may contribute Supplemental Employee Savings of an additional 1% to 14% if the participant earned less than the threshold compensation limit used by the IRS to determine highly compensated employees. On June 1, 2002, the limit to Employee Savings for participants earning less than the IRS highly compensated employee threshold was again increased, to the maximum amount permitted by federal law, i.e., the lesser of $40,000 or 100% of eligible compensation.

       Federal law limits the amount a participant may save on a pre-tax basis ($12,000 in 2003). However, effective January 1, 2002, a participant who is eligible to make pre-tax salary deferrals and will have attained age 50 before the close of the Plan year may make an additional pre-tax catch-up contribution of up to $2,000. This catch-up limit, for participants who will reach age 50 during the Plan year, will increase by $1,000 per year through 2006. The Plan year begins January 1 and ends December 31.

       Subject to certain conditions, a participant may transfer or rollover to the Plan cash amounts distributed or distributable from an individual retirement account (IRA) or an eligible retirement plan. Only taxable contributions may be transferred or rolled over from an IRA, while taxable and nontaxable contributions may be transferred or rolled over from an eligible retirement plan.

       Employer Matching Contributions - Effective January 1, 2002, employer matching contributions are made in an amount equal to 100% of Basic Employee Savings for those participants who are covered under the cash balance formula of the TXU Retirement Plan, 75% of Basic Employee Savings for employees who are covered under the traditional defined benefit formula of the TXU Retirement Plan, and 40%, 50% or 60% for employees covered under certain collective bargaining agreements. No employer contributions are made with respect to Supplemental Employee Savings. As of May 12, 2003, all employees covered under collective bargaining agreements receiving the 40%, 50% or 60% employer match became eligible to receive either the 75% or 100% employer match under the Plan, depending on the TXU Retirement Plan formula in which they were participating.

       Investment of Funds - All employer matching contributions are invested in Common Stock of the Company and are subject to certain withdrawal and diversification rights. Dividends paid on Common Stock of the Company allocated to a participant's account are reinvested in Common Stock of the Company unless the participant elects to receive the dividend in cash. Each participant may invest, in 1% increments, in the various investment options with respect to the investment of Employee Savings.

       All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

       A participant may diversify investments of Employee Savings among the available investment funds under the Plan at any time by liquidating the investments attributable to such Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

       A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer matching contributions account (reduced by amounts previously so diversified). At age 60 and thereafter, a participant may annually diversify up to 50% of such employer matching contributions account (reduced by amounts previously so diversified). Additionally, effective January 1, 2002, participants may, at any time, make a total withdrawal of their employer matching contributions account; however, participants cannot make a partial withdrawal of their employer matching contributions account.

       Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the various investment funds other than Common Stock of the Company, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

       Voting of Common Stock - Participants who hold Common Stock of the Company in their account may give the Trustee confidential written instructions with respect to the voting of those shares at any shareholders meeting. The unallocated Common Stock of the Company held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee at its discretion unless otherwise directed pursuant to a voting procedure agreement.

       Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

       Participants are fully vested in all amounts in their accounts (i.e., pre-tax contributions, after-tax contributions, employer matching contributions, rollover contributions and all earnings and dividends thereon).

       A participant who terminates employment and has an account balance greater than $5,000 may retain the funds in the Plan or withdraw them at any time; however, the participant must begin withdrawals no later than April 1st following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant retires. Participants who terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, a withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer, provided that the other qualified retirement plan accepts rollovers.

       Participants may make partial or total withdrawals from their rollover and after-tax contribution accounts at any time and for any reason. Participants may make withdrawals from pre-tax contribution accounts upon termination of employment or attainment of age 59 1/2. Additionally, participants who meet certain qualifications defined by the IRS may make hardship withdrawals. Participants who received a hardship withdrawal prior to June 1, 2002 may not contribute to the Plan for a period of 12 months following the withdrawal. For hardship withdrawals on or after June 1, 2002, this 12-month suspension was reduced to six months.

       Participants making withdrawals may choose from the following optional forms of payment: (a) shares of Common Stock of the Company and/or publicly traded fund units (to the extent permitted by the fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of
(a) and (b).

       Unclaimed Terminated Participants' Accounts - As a result of the merger of the TXU EN$AVE Plan into the Plan effective December 31, 2001, the Plan has a segregated account of amounts payable to terminated participants of the former ENSERCH Corporation (ENSERCH) Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 2003 and 2002 was $728,247 and $663,120, respectively, of TRASOP unclaimed terminated participants' benefits, of which $470,716 and $410,049, respectively, was invested in the Mellon Bank Cash Management Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

       Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code. The Plan received its last favorable determination letter on November 29, 2002.

         Based on the Code and regulations issued pursuant thereto:

         (a) Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

         (b) After-tax Employee Savings are not deductible on the participant's federal income tax return.

         (c) Pre-tax Employee Savings reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

         (d) Withdrawals of after-tax employee savings which were contributed to the Plan prior to January 1, 1987 represent a return of employee savings and are not taxable to the participant when withdrawn. Withdrawals of after-tax employee savings contributed to the Plan after December 31, 1986 are considered to include, for income tax purposes, an amount of taxable income.

         (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution, less after-tax Employee Savings. However, if the total withdrawal meets the lump sum distribution requirements of the Code: (i) any net unrealized appreciation in the value of Common Stock of the Company distributed by the Plan may be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

         (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an IRA or other eligible retirement plan and payment of taxes may thereby be deferred. Taxable amounts not rolled over may be subject to automatic income tax withholding of 20%. Distribution of dividends are not eligible for rollover and are not subject to tax withholding of 20%. Effective January 1, 2002, nontaxable amounts also became eligible for rollover. Hardship withdrawals are not eligible for rollover.

       Participants are encouraged to consult their individual tax and financial advisors and to determine in advance the effect on their federal income tax liability of receiving distributions from the Plan.

       Amendment, Modification, Suspension and Termination - It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon prior notice.

       In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Employee Savings, rollovers or employer contributions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

       Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

       Valuation of Investment Securities - Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund's insurance contracts and the financial institution investment contracts are stated at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

                                                                                     2003                2002
                                                                                    ------              ------
Contract value of assets as of December 31.....................................    $87,805,638        $76,106,870
Fair value of assets as of December 31.........................................    $90,727,486        $81,730,032
Average yield of assets on December 31.........................................          4.52%              5.49%
Return on assets for 12 months ended December 31...............................          4.83%              5.78%

       Expenses - All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans, the acquisition or disposition of investments and the cash distributions of dividends on Company stock, are paid by the Employer-corporations.

3.     LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

       In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 from an outside lender in the form of a note payable and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 2003 and 2002, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The fair value of the note payable at December 31, 2003 was $279,252,445, calculated using the discounted cash flow method. The note payable is collateralized by 3,868,756 unallocated shares of Common Stock of the Company held by the Trustee and included in the Plan's net assets at December 31, 2003.

       The LESOP shares are held by the Trustee until released for allocation to participants' accounts. The shares are released proportionally based on current debt service payments, including interest, to the total for all debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 2003 and 2002 Plan years, 269,802 and 261,871 LESOP shares, respectively, were released for allocation to participant accounts.

4.     INVESTMENTS

       Investments representing 5% or more of the Plan's net assets are as follows:

                                                                                         December 31,
                                                                                   --------------------------
                                                                                    2003                2002
                                                                                   ------              ------
       TXU Corp. common stock (2003-- 16,859,027 shares;
          2002-- 16,521,752 shares)*....................................       $   399,896,120    $    308,626,327
       American Express AXP New Dimensions Y-Class Fund.................           101,884,130          85,966,163
       Fidelity Equity - Income Fund....................................            91,050,380          69,295,540
       Vanguard Institutional Index Fund................................            79,733,562          61,107,643
       Vanguard Total Bond Market Index Fund............................            34,236,820          32,836,565
       Monumental Manager Trust.........................................            27,118,064          25,675,156

       *Nonparticipant-directed

       During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                    Year Ended December 31,
                                                                                   ---------------------------
                                                                                    2003                2002
                                                                                   ------              ------

       Common stock of TXU..............................................       $    85,958,745    $   (361,880,588)
       Mutual funds.....................................................            73,546,608         (77,053,707)
       Other............................................................               126,676             348,249
                                                                               ---------------    ----------------
          Total.........................................................       $   159,632,029    $   (438,586,046)
                                                                               ===============    ================

5.     NONPARTICIPANT-DIRECTED INVESTMENTS

       All employer matching contributions are invested in Common Stock of the Company and considered to be nonparticipant-directed investments. Changes in net assets relating to nonparticipant-directed investments are as follows:

                                                                                            December 31,
                                                                                     -------------------------
                                                                                       2003              2002
                                                                                      ------            ------

       Investments -- TXU Corp. common stock................................      $   399,896,120   $   308,626,327
       Note payable.........................................................         (235,309,000)     (240,504,000)
       Other................................................................            6,510,818         6,348,622
                                                                                  ---------------   ---------------
          Net assets available for benefits.................................      $   171,097,938   $    74,470,949
                                                                                  ===============   ===============


                                                                                       Year Ended December 31,
                                                                                     -------------------------
                                                                                       2003              2002
                                                                                      ------            ------
       Changes in net assets
          Additions (deductions):
             Dividends and interest.........................................      $     8,434,973   $    25,340,789
             Contributions..................................................           63,038,572        51,891,127
             Net appreciation (depreciation) in fair value..................           85,958,745      (361,880,588)
             Transfers for reinvestments -- net.............................          (10,096,079)       36,787,611
             Other transfers................................................           (9,443,366)       (9,150,587)
                                                                                  ---------------   ---------------
                 Total additions (deductions)...............................          137,892,845      (257,011,648)
          Distributions and expenses:
             Distributions to participants..................................           17,638,399        31,230,154
             Interest expense and other fees................................           23,627,457        24,080,755
                                                                                  ---------------   ---------------
                 Total distributions and expenses...........................           41,265,856        55,310,909
                                                                                  ---------------   ---------------
       Net increase (decrease) in net assets................................      $    96,626,989   $  (312,322,557)
                                                                                  ===============   ===============

6.     PARTICIPANT LOANS RECEIVABLE

       The Plan includes a loan feature allowing participants to borrow up to 50% of their pre-tax employee savings, employer matching contributions and rollover contributions and repay the loan with after-tax payroll deductions. A participant may not have more than two outstanding loans at one time. The minimum amount of a Plan loan is $1,000 and the maximum is $50,000 less the highest outstanding loan balance in the preceding 12-months. Participants may repay the loan back into their account(s) over a period of one to five years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the prime lending rate published in the Wall Street Journal on the first business day of the month plus 2.0%. During 2003 the interest rate was between 6.00% and 6.25%.

7.     COMMITMENTS AND CONTINGENCIES

       In November 2002 and February and March 2003, three lawsuits were filed in the United States District Court for the Northern District of Texas asserting claims under ERISA on behalf of a putative class of participants in and beneficiaries of various employee benefit plans of the Company. These ERISA lawsuits have been consolidated, and a consolidated complaint was filed in February 2004 against the Company and certain individuals, including certain directors and members of the TXU Thrift Plan Committee. On February 10, 2004, the plaintiffs filed its motion for and memorandum in support of class certification. Discovery is ongoing. The plaintiffs seek to represent a class of participants in such employee benefit plans during the period between April 22, 2001 and October 11, 2002. While the Company believes the claims are without merit and intends to vigorously defend the lawsuit, it is unable to estimate any possible loss or predict the outcome of this consolidated action.

8.     SUBSEQUENT EVENTS

       In April and May 2004, the Company announced transactions that will result in a reduction in the workforce. As a result, distributions to participants withdrawing from the Plan will likely increase. Although it is anticipated that net assets available for benefits will decrease due to the number of participants expected to withdraw from the Plan, management cannot determine what impact, if any, the event will have on the Plan and the remaining participants.

                   TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

                     FORM 5500, SCHEDULE H, PART IV, LINE 4i

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR),

                                DECEMBER 31, 2003

                                       Description of Investment, Including
   Identity of Issue, Borrower,       Collateral, Rate of Interest, Maturity
     Lessor, or Similar Party       Date, Shares, Units, Par or Maturity Value         Cost         Current Value 1
 ------------------------------     ------------------------------------------      -----------     ---------------

COMMON STOCK FUND 2

Common Stock
------------
TXU 3                               16,859,027 shares, no par value                $  536,845,833   $  399,896,120

Money Market Funds
------------------
Mellon Bank, N.A. 3                 Cash management fund - 1,368,468 units                               1,368,468
                                                                                                    --------------

         TOTAL COMMON STOCK FUND                                                                       401,264,588

INTEREST INCOME FUND

Value of Interest in General Accounts
-------------------------------------
The Hartford Life
Insurance Company                   Contract No. GA 10521, 5.92%, due 2005                               2,979,947

New York Life
Insurance Company                   Contract No. GA 30839, 6.02%, due 2005                               1,405,173

New York Life
Insurance Company                   Contract No. GA 31774, 2.83%, due 2007                               2,007,114

Travelers
Insurance Company                   Contract No. GR 18039, 5.75%, due 2006                               1,805,558

Travelers
Insurance Company                   Contract No. GR 18541, 3.71%, due 2008                               1,542,355

John Hancock
Insurance Company                   Contract No. 15039, 4.24%, due 2005                                  1,404,946

Security Life Denver Insurance
Company                             Contract No. SA 0323, 4.20%, due 2006                                  991,482

Security Life Denver Insurance
Company                             Contract No. SA 0485, 3.93%, due 2008                                2,031,721

Ohio National Life
Insurance Company                   Contract No. GP 5397, 3.83%, due 2008                                1,543,560

GE Capital
Assurance Company                   Contract No. GS 3830, 3.22%, due 2008                                2,565,977
                                                                                                    --------------

         Total Value of Interest in General Accounts                                                    18,277,833


                                       Description of Investment, Including
   Identity of Issue, Borrower,       Collateral, Rate of Interest, Maturity
     Lessor, or Similar Party       Date, Shares, Units, Par or Maturity Value         Cost         Current Value 1
 ------------------------------     ------------------------------------------      -----------     ---------------

Money Market Funds
------------------
Boston Safe Deposit and Trust       Cash management fund 2,920,350 units                                 2,920,350

Dreyfus-Standish
Stable Value Fund                   Series Z fund 1,738,120 units                                        1,738,120
                                                                                                    --------------

         Total Money Market Funds                                                                        4,658,470

United States Government Obligations
------------------------------------
FNMA                                                                                                    12,771,854

Corporate Debt
--------------
Bank of America                     Contract No. WR 03067, 5.51%, due 2008                               6,437,809

UBS AG                              Contract No. 6002, 3.87%, due 2008                                   4,434,480
                                                                                                    --------------

         Total Corporate Debt                                                                           10,872,289

Other
-----
Monumental Manager
Trust                               Contract No. BDA 284, 5.21%, due 2005                               27,118,064

Rabobank Nederland                  Contract No. 060201, 4.125%, due 2010                                9,992,827

Westdeutsche Landesbank             Contract No. WLB 3033, 3.62%, due 2010                               4,114,301
                                                                                                    --------------

         Total Other                                                                                    41,225,192
                                                                                                    --------------

         TOTAL INTEREST INCOME FUND                                                                     87,805,638

BOND INDEX FUND

Vanguard Total Bond Market
Index Fund                          3,320,739 Institutional shares                                      34,236,820

BALANCED FUND

Dodge and Cox
Balanced Fund                       454,195 units                                                       33,174,389

EQUITY INCOME FUND

Fidelity Equity -
Income Fund                         1,830,158 units                                                     91,050,380



                                       Description of Investment, Including
   Identity of Issue, Borrower,       Collateral, Rate of Interest, Maturity
     Lessor, or Similar Party       Date, Shares, Units, Par or Maturity Value         Cost         Current Value 1
 ------------------------------     ------------------------------------------      -----------     ---------------

EQUITY INDEX FUND

Vanguard Institutional
Index Fund                          783,391 units                                                       79,733,562

EQUITY GROWTH FUND

American Express AXP New
Dimensions Y-Class Fund             4,266,505 units                                                    101,884,130

EQUITY INTERNATIONAL FUND

American AAdvantage International
Institutional Fund                  883,426 units                                                       14,620,692

SMALL CAP VALUE EQUITY FUND

American AAdvantage
Small Cap Value Fund                1,546,693 Institutional Class units                                 26,417,523

ACTIVE BOND FUND

PIMCO Total Return Fund             141,098 units                                                        1,511,156

MID CAP VALUE EQUITY FUND

Hotchkis & Wiley Mid Cap Value
Fund                                509,089 Class I shares                                              11,464,686

MID AND SMALL CAP EQUITY FUND

Vanguard Extended Market Index
Fund                                97,680 Admiral Shares                                                2,604,152

MID CAP GROWTH EQUITY FUND

Artisan Mid Cap Fund                74,227 units                                                         1,913,574

SMALL CAP GROWTH EQUITY FUND

Vanguard Explorer Fund              41,070 Admiral Shares                                                2,505,273

INTERNATIONAL EQUITY INDEX FUND

Fidelity Spartan International
Index Fund                          29,886 units                                                           814,704


                                       Description of Investment, Including
   Identity of Issue, Borrower,       Collateral, Rate of Interest, Maturity
     Lessor, or Similar Party       Date, Shares, Units, Par or Maturity Value         Cost         Current Value 1
 ------------------------------     ------------------------------------------      -----------     ---------------

INTERNATIONAL GROWTH EQUITY FUND

Fidelity International Growth and
Income Fund                         85,338 units                                                         2,041,290

LOAN FUND

Participant Loans Receivable 4                                                                          35,316,800

MONEY MARKET FUND

Mellon Bank, N.A. 3
Cash management fund                1,108,630 units                                                      1,108,630
                                                                                                    --------------

TOTAL ALL FUNDS                                                                                     $  929,467,987
                                                                                                    ==============

-----------------------
1  Current value for the Interest Income Fund is based on contract value.
2  Nonparticipant-directed
3  Party-in-Interest
4 The rate of interest charged is the Trustee's current prime lending rate plus 2.0%. During 2003, the rate of interest charged was between 6.00% and 6.25%. Maturities range from one to five years for general purpose loans and up to 15 years for a primary home loan.

                   TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

                     FORM 5500, SCHEDULE H, PART IV, LINE 4i

       SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR),

                      FOR THE YEAR ENDED DECEMBER 31, 2003

Transactions involving assets bought and sold within the plan year:

 Identity of issue borrower,                                                           Cost of         Proceeds of
   lessor or similar party                    Description of Asset                  Acquisitions      Dispositions
-----------------------------   -----------------------------------------------     -------------    --------------

Caisse des Depots et
Consiginations                  Contract No. WR 1296-04, 4.00%, due 2016            $ 1,985,194       $ 1,985,194


--------
(1)Party-in-Interest

                   TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

                     FORM 5500, SCHEDULE H, PART IV, LINE 4j

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2003

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets:

Single Transactions:

    None

Series of Transactions:

                                                                                           Current
                                                               Expense                     Value of
                                                              Incurred                     Asset on
  Identity of    Description     Purchase       Selling         with         Cost of      Transaction
Party Involved    of Asset        Price          Price       Transaction      Asset          Date         Net Loss
--------------   -----------  --------------  ------------   -----------  -------------  ------------     --------
                 TXU Corp.
Various          Stock        $ 57,073,955              --           --     $ 57,073,955  $ 57,073,955             --

                 TXU Corp.
Various          Stock                  --    $ 46,263,026           --     $ 72,260,229  $ 46,263,026    $25,997,203

Mellon Bank,     Cash Mgmt.
N.A.1            Fund         $107,424,087              --           --     $107,424,087  $107,424,087             --

Mellon Bank,     Cash Mgmt.
N.A. 1           Fund                  --     $109,309,563           --     $109,309,563  $109,309,563             --


--------
(1)Party-in-Interest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the TXU Thrift Plan Committee
TXU Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the TXU Thrift Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) at December 31, 2003, (2) assets (acquired and disposed of within the plan year) for the year ended December 31, 2003 and
(3) reportable transaction for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic 2003 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP



Dallas, Texas
June 24, 2004

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 TXU THRIFT PLAN


                             By /s/ Robert L. Turpin
                    ----------------------------------------
                      Robert L. Turpin, Assistant Secretary
                            TXU Thrift Plan Committee





June 25, 2004